FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of December 2002.
Total number of pages: 111.
The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.
(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number

Investor’s Day Presentation Materials
1. [Junichi Ujiie, President & CEO]	4

2. [Domestic Retail—Takashi Yanagiya, Director]	24

3. [Asset Management—Kazutoshi Inano, Director]	67

4. [Global Wholesale—Hiroshi Toda, Director]	90

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 16, 2002	By:	/s/ MASANORI ITATANI
Masanori Itatani Director

3

NOMURA

INVESTORS' DAY

Junichi Ujiie

President & CEO

Nomura Holdings, Inc.

December 2002

Outline of Presentation

- Review of Operating Results
- Business Environment
- Group Strategy
- Corporate Governance

NOMURA

Review of Operating Results

Review of Operating Results (US GAAP)


(Billions of yen)
(%)
Income before income taxes (LHS)
Net income (LHS)
ROE (RHS)
200
180
160
140
120
100
80
60
40
20
0
18
16
14
12
10
8
6
4
2
0
186.1
15.3
101.8
78.1
4.0
28.7
86.5
11.1
84.0
40.6
131.1*
9.1**
FY00.3 (1/2)
FY01.3 (1/2)
FY02.3 (1/2)
FY03.3 1H

* Includes cumulative effect of accounting change

**ROE = (annualized rate)

$$\frac{\text{(Income before cumulative effect of accounting change x 2 + Cumulative effect of accounting change)}}{\text{(Shareholders' equity at the beginning of period + Shareholders' equity at the end of period) / 2}}$$

NOMURA

Business Environment

Business Environment

Progress of Structural Reform

- Movement of Individual Financial Assets
- Acceleration of Corporate Restructuring

Business Environment

Movement of Individual Financial Assets (1)

Financial Products Selection Criteria


(%)
35
30
25
20
15
10
5
"Because the yield is favorable" (LHS)
"Because capital gains are expected in the future" (RHS)
(%)
5
4
3
2
1
0
85
86
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01
02

Note: The three possible answers in the survey are "profitability," "security," and "liquidity." The graph shows a breakdown of why those surveyed chose to emphasize "profitability." "Profitability" is made up of "favorable yield" and "expected capital gains."

Source: Nomura Financial Research Center, based on the "Public survey on saving and spending" conducted by the Central Council for Financial Services Information on 6,000 households from June 21 to July 1 2002

Business Environment

Movement of Individual Financial Assets (2)



Investment in Foreign Assets by Individuals
(Trillions of yen)
(%)
16
14
12
10
8
6
4
2
0
6
5
4
3
2
1
0
Yen-US$
6-Month US$ Deposit Interest* (RHS)
145.85 yen
134.80 yen
120\ / $
102.00 yen
Individual foreign securities investments (LHS)
Individual foreign currency deposits (LHS)
98
99
00
01
02
Mar. Jun. Sept. Dec. Mar. Jun. Sept. Dec. Mar. Jun. Sept. Dec. Mar. Jun. Sept. Dec. Mar. Jun.

*Bank of Tokyo Mitsubishi 6-month US dollar term deposit interest rate on the first business day of each month

Source: Nomura Research Institute

Business Environment

Movement of Individual Financial Assets (3)


(Billions of yen)
TOPIX & Individuals' Net Purchase on Equity
Individual net purchases (LHS)
TOPIX (RHS)
1,000
800
600
400
200
0
-200
-400
-600
3,000
2,000
1,000
0
85
86
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01
02

Source: Compiled by Nomura Research Institute from Tokyo Stock Exchange data

Business Environment

Acceleration of Corporate Restructuring (1)

Shareholder Mix


(% of market value)
65%
60%
55%
50%
45%
40%
35%
30%
Corporate Investors
Financial Investors
FY96.3
FY97.3
FY98.3
FY99.3
FY00.3
FY01.3
FY02.3

Corporate investors: Non-financial companies and financial companies (excluding trust accounts)
Financial investors: Trust accounts, individual investors, and foreign investors
Trust accounts: Trust bank holdings (equity distribution survey base) minus equity among other marketable securities (in financial statements)
Source: Compiled by Nomura Securities Financial Research Center based on the results of a share ownership survey carried out by the National Conference of Stock Exchanges and annual reports of various companies.

Business Environment

Acceleration of Corporate Restructuring (2)


M&A Deals
(No. of deals)
2,500
2,000
1,500
1,000
500
0
Out-In
In-Out
In-In
Entering New Markets
Strengthening Existing Business
Group Restructuring
95
96
97
98
99
00
01
02

Note: Calculated on a calendar year basis excluding financial institutions. Figures for 2002 have been annualized between January and September

Source: Compiled by Nomura Securities Financial Research Center using data collated from newspapers and periodicals

Business Environment

Acceleration of Corporate Restructuring (3)


Bank Loan Interest Rate Spreads DI*
Based on Corporate Credit Ratings
(Spread DI)
(%)
80
60
40
20
0
-20
-40
AAA - BBB
BB - B
CCC -
Apr.00
Jul.00
Oct.00
Jan.01
Apr.01
Jul.01
Oct.01
Jan.02
Apr.02
Jul.02
Oct.02

* This chart shows the difference between percentage distribution of financial institutions that reported widening and narrowing spreads. Figures increase as more financial institutions report widening spreads.

Note: Ratings conform with banks' in-house ratings and responses are subject to banks' judgment and classification. As a yardstick, domestic long-term bonds are rated as AAA-BBB (highest rating), BB-B (middle rating) and CCC and below (lowest rating).

Source: Compiled by Nomura Securities Financial Research Center from the BOJ's "Senior Loan Officer Opinion Survey on Bank Lending Practices at Large Japanese Banks."

NOMURA

Group Strategy

Group Strategy – Group Vision



To be a Globally Competitive

Japanese Financial Services Group




Nomura's Relative Performance
(%)
250
200
150
100
50
0
97
98
99
00
01
02
Nomura Holdings
TOPIX
Nomura Holdings
Securities industry (excluding Nomura Holdings)
Banking industry

Group Strategy – Business Execution Structure


President & CEO: Junichi Ujiie
Nomura Holdings
Advisory Board
Strategic Management Committee
Establish Group Strategy
Capital Allocation
Monitoring: Nomura Value Added & Other Measurements
Domestic Retail
Director Takashi Yanagiya
Global Wholesale
Director Hiroshi Toda
Asset Management
Director Kazutoshi Inano

Group Strategy – Strengths of Nomura Group


Close Cooperation Among Three Divisions
Solid Client Base
Overseas
Investing Needs
Individual Investors
Corporates & Public Sector
Institutional Investors
Solution Finding Needs
Financing Needs
Equity Finance
Debt Finance
Improvement of Capital Efficiency
M&A Advisory
Asset Restructuring
Securitization
Domestic Retail
Global Wholesale
Asset Management

NOMURA

Group Strategy – Priorities

Domestic Retail

- Expand business in anticipation of further growth in the securities market
- Serve customers by focusing on their core values

Global Wholesale

- Materialize profit from rapidly expanding business opportunities
- Recognize and take risks

Asset Management

- Enhance asset management capability
- Enhance sales channels via banks
- Strengthen defined contribution pension plan business

NOMURA

Corporate Governance

NOMURA

Corporate Governance

Enhanced with Shift to Holding Company Structure

Outside Directors

We have appointed 2 of 11 directors from outside the Company

Audit Committee*

One outside director is included among the six committee members

Executive Compensation Committee

Two of the three committee members are outside directors

*The committee is charged with promoting proper corporate behavior and enhancing our ability to conduct internal auditing.

Nomura Holdings, Inc.
www.nomura.com

NOMURA

INVESTORS' DAY

Domestic Retail

Takashi Yanagiya

Director

Nomura Holdings, Inc.

December 2002

NOMURA

Outline of Presentation

- Review of Segment Operating Results
- Business Strategy
- Product Strategy

NOMURA

Review of Segment Operating Results

NOMURA

Review of Segment Operating Results


Net income
Income before income taxes
(Billions of yen)
140
120
100
80
60
40
20
0
133.2
25.4
114.6
10.2
123.8
15.3
FY01.3 (1/2)
FY02.3 (1/2)
FY03.3 (1H)

Revenue Breakdown (approx. figs.)


Bonds
Equities
Investment trusts (distribution fees)
Investment trusts (administration fees)
Variable annuity insurance
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
14%
24%
52%
10%
30%
16%
40%
15%
24%
13%
35%
28%
4%
17%
17%
30%
32%
FY00.3
FY01.3
FY02.3
FY03.3 1H

Target Markets

- Multiplier effect resulting from pursuing business in both the individual client and corporate and public sector markets

Domestic Retail Division

Individual Market

- Wealthy Investors
- Affluent Investors
- Asset Builders

Corporate & Public Sector Market

- Regional Listed Companies
- Regional Financial Institutions
- Medium Sized Enterprises
- Corporates
- Local Government Entities

Employees Investment Plan Market

- Employee Stock Ownership Plan

NOMURA

Client Assets (excluding financial institutions)



(Trillions of yen)
Nikkei Stock Average
28.1 tril. yen at end of Sept.
Other
Investment Trusts
Domestic Bonds
Foreign Currency Bonds
Equities
20
10
0
FY98.3
FY99.3
FY00.3
FY01.3
FY02.3
FY03.3

NOMURA

Net Asset Accumulation (monthly average)


(Billions of yen)
800
600
400
200
0
727.1
457.9
115.0
181.7
166.1
98.8
Monthly Average 132.5
FY01.3 1H
FY01.3 2H
FY02.3 1H
FY02.3 2H
FY03.3 1Q
FY03.3 2Q

Net asset accumulation: Gap between inflow and outflow of assets

NOMURA

Nomura Home Trade Accounts


IT Share 38.7%*
1.08 million accounts**
(Millions of accounts)
1.0
0.8
0.6
0.4
0.2
0
2000
2001
2002

*IT share is based on the number of orders for the six months ended September 30, 2002
** As of the end of September 2002

Business Strategy

NOMURA

Increasing Customers' Trust

Expanding business in anticipation of further growth in the securities market

Expand customer base & realize sustainable profit

↓

Progress of business model in anticipation of further growth in the securities market

Increasing Customers' Trust in Nomura

NOMURA

Core Value Formation

Core Value

Defined as what customers regard as most important and are willing to pay for

Serve customers by focusing on their core values

Core Value Formation

NOMURA

Core Value Formation (Individual Market)


Estimated
financial assets
Wealthy Investors
Affluent Investors
Asset Builders
No. of Investors

Core Value Formation (Individual Market)


Wealthy Investors
Affluent Investors
Asset Builders
Financial Consulting Section
Provide higher value-added services
Increase client asset per customer
Financial Consulting Section

NOMURA

Core Value Formation (Individual Market)


Wealthy Investors
Affluent Investors
Asset Builders
Financial Consulting Section
Financial Advisory Section
Financial Consulting Section
FA Section*
SA Section**
Financial Advisory Channel

*FA Section: Financial Advisor Section
**SA Section: Saving Advisor Section

NOMURA

Core Value Formation (Individual Market)


FA Section
SA Section

Financial Advisors

Professional advice on how to manage your assets

Saving Advisors

Expanding assets from a wider range of affluent investors

Deep penetration into regional society → senior citizens

NOMURA

Core Value Formation (Individual Market)


Wealthy Investors
Affluent Investors
Asset Builders
Financial Consulting Section
Financial Advisory Section
Customer Services & Investment Advisory Section
Segmentation
Low cost operation
Financial Consulting Section
FA Section
SA Section
Financial Advisory Channel
Customer Services & Investment Advisory Section

NOMURA

Per Customer Cost
(Customer Services & Investment Advisory Section)



(%)
200
150
100
50
Client Assets
No. of Customers
Per Customer Cost
98.9
99.3
99.9
00.3
00.9
01.3
01.9
02.3
02.9

Note: The figure for the end of September 1998 was calculated as 100
Effective April 1, 2002, we created global Headquarters accounts and allocate expenses to business segments according to benefits received by each segment

NOMURA

Corporate Employees Investment Plan Business


Corporations with ESOP
Nomura Securities
Administration for ESOP
E-Net
Rationalization of ESOP administration
ESOP Members
E-Plan
Investment information supply via intranet
Corporate Intranet
E-Support
Open accounts & transfer stock certificates

Note: ESOP = Employee stock ownership plan

NOMURA

Branch Office Strategy

Nakano Branch Office: 15 October	Chofu Branch Office: 18 November


野村證券


野村證券
SEIY

NOMURA

Core Value Formation (Corporate Market)


Medium Sized Enterprises
Regional Financial Institutions
Corporates
Local Government Entities & Other Corporations
Listed Companies
692 trillion yen

NOMURA

Core Value Formation (Corporate Market)

Medium Sized Enterprises

Regional Financial Institutions

Create Business by Providing Appropriate Solutions


Corporates
692 trillion yen

Listed Companies

Local Government Entities & Other Corporations

Client Assets (Local Governments & Other Corporations)


(Trillions of yen)
Lifting of government guarantees on term deposits
3 trillion yen
3
2
1.5
1
0
FY99.3
FY00.3
FY01.3
FY02.3
FY03.3
1H
2H
1H
2H
1H
2H
1H
2H
1H

Core Value Formation (Corporate Market)

Medium Sized Enterprises

Regional Financial Institutions

Create Business by Providing Appropriate Solutions


Corporates
692 trillion yen

Listed Companies

Cooperation between HQ & Branch Offices

Local Government Entities & Other Corporations

Consultation on Management of Public Money Funds

Integration of Financial & Public Sector Institutions Depts.

IB W-ing

Sharing information such as contact history and thoughts on capital strategy


Branch Manager
Director In-Charge
Account Executive
IB W-ing
Business Development & IPO Dept.


案件一覧
案件情報新規作成

NOMURA

Core Value Formation (Corporate Market)

Medium Sized Enterprises

Enhance Advisory Capability for Medium Sized Enterprises and their Owners


Corporates
692 trillion yen

Regional Financial Institutions

Create Business by Providing Appropriate Solutions

Listed Companies

Cooperation between HQ & Branch Offices

(1) IB W-ing

(2) Enhance Development & IPO Department's Function

Local Government Entities & Other Corporations

Consultation on Management of Public Money Funds

Integration of Financial & Public Sector Institutions Depts.

NOMURA

Product Strategy

NOMURA

Product Strategy

1. Equities

2. Foreign Currency Products

3. Bonds & Bond-type Investment Trusts

4. Variable Annuity Insurance

NOMURA

Number of Accounts Holding Stock


(Millions of accounts)
1.27 million
1.2
1.1
1.0
0.89
0.9
0
FY00.3
FY01.3
FY02.3
FY03.3

Client Assets in ETFs (including financial institutions)


(Billions of yen)
Nikkei Stock Average
11,763
9,383
40
30
20
10
0
01.12
02.1
2
3
4
5
6
7
8
9
Nikkei 225 ETF
49.1 billion yen
TOPIX ETF
32.9 billion yen
Total: 82.0 billion yen

NOMURA

Product Strategy

1. Equities

2. Foreign Currency Products

3. Bonds & Bond-type Investment Trusts

4. Variable Annuity Insurance

NOMURA

Client Assets in Foreign Currency Products
(excluding financial institutions)


(Trillions of yen)
+1.2
3.8
2.6
3
2
1
0
FY00.3
FY01.3
FY02.3
FY03.3
Foreign Stocks 0.1 trillion yen
Foreign Investment Trusts 1.0 trillion yen
Foreign Currency Bonds 2.8 trillion yen

NOMURA

Currency Diversification Ratio

Foreign Assets as a Percentage of Investment Trusts' Net Asset Value



Japan
Foreign
7.1%
Domestic
92.9%



UK
Domestic
51.6%
Foreign
48.4%

NOMURA

Engine for Global Expansion

Abundant Japanese Financial Assets



- Growing interest of individual investors in foreign currency products
- Increasing appeal of Japan as a market in which foreign issuers can raise funds

Japanese Investors: Provider of Global Risk Capital

NOMURA

Product Strategy

1. Equities

2. Foreign Currency Bonds

3. Bonds & Bond-type Investment Trusts

4. Variable Annuity Insurance

Client Assets in Bonds & Bond-type Investment Trusts
(excluding financial institutions)


(Trillions of yen)
5.3
4.2
5
4
3
2
1
0
02.3
4
5
6
7
8
9
Long-Term Bond Investment Trust
Domestic Bonds
Foreign Bonds
Bond-type Investment Trusts
+900 billion yen

NOMURA

Product Strategy

1. Equities

2. Foreign Currency Bonds

3. Bonds & Bond-type Investment Trusts

4. Variable Annuity Insurance

NOMURA

Outstanding Variable Annuity Insurance Contracts


(Billions of yen)
120
100
80
60
40
20
0
105.3 billion yen
01.10
11
12
02.1
2
3
4
5
6
7
8
9

NOMURA

Variable Annuity Insurance


Asset Management
Annuity
Insurance

Providing Core Value in the Form of Comprehensive Investment Advisory Services

Establishment of Insurance Product Department

- Insurance Product Planning
- Development of Sales Know-how
- Development of Marketing Methodology
- Monitoring

Compliance

Suitability Rule

Know-Your-Customer Rule

Integrity

Increase Investors' Trust in Nomura

Enhance the Nomura Brand

B&D Project


(Publicity)
(1) Exercise Leadership
(2) Expand Market Participants
Enhance Social Acceptance
Creating a Sense of Corporate Unity
. Consistency in Concept & Deed
. Collective Tradition & Pride
. Communication
(3) Enhance Satisfaction of Corporate & Individual Customers
(Business Applicability)

NOMURA

B&D Project

Lectures on Securities Markets

Given at More than 110 Universities

Lectures Continually Upgraded





NOMURA

Nomura Holdings, Inc.
www.nomura.com

NOMURA

INVESTORS' DAY

Asset Management

Kazutoshi Inano

Director

Nomura Holdings, Inc.

December 2002

Outline of Presentation

- Review of Segment Operating Results
- Analysis of Current Situation
  - Defined Contribution Pension Plan Business
  - Investment Trust Business
  - Investment Advisory Business
- Goals & Strategy
  - Enhance Asset Management Capability
  - Expand Distribution Channel via Banks
  - Strengthen Defined Contribution Pension Plan Business

NOMURA

Review of Segment Operating Results

NOMURA

Review of Segment Operating Results



(Billions of yen)
35
30
25
20
15
10
5
0
Net revenue
Income before income taxes
30.0
10.3
23.6
5.1
20.1
2.4
FY01.3 (1/2)
FY02.3 (1/2)
FY03.3 (1H)

NOMURA

Analysis of Current Situation

Analysis of Current Situation

Defined Contribution Pension Plan Business

Pension Administration Share


Nomura
37%
63%
Other

Product Supply Share


No Product Supply
8%
Pension Administration & Product Supply
54%
Product Supply
38%

Note: Excluding Nomura Group, Daiwa Group and Nikko Cordial Group
Product supply share includes only those companies that have decided on a DC product mix

Source: Compiled by Nomura Securities based on the number of employees at the end of September 2002

Analysis of Current Situation

Assets under Management (NAM)

Public Investment Trusts


Total
Bond investment trusts (exlcuding MMFs)
Stock investment trusts
MMF
(Trillions of yen)
20.0
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Mar.
Jun.
Sept.
Dec.
Mar.
Jun.
Sept.
Dec.
Mar.
Jun.
Sept.
2000
2001
2002

Investment Advisory Contracts


Total
Overseas
Domestic
(Trillions of yen)
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Mar.
Jun.
Sept.
Dec.
Mar.
Jun.
Sept.
Dec.
Mar.
Jun.
Sept.
2000
2001
2002

Analysis of Current Situation

Public Investment Trusts Ranking

(Billions of yen)

	Company	Net Assets	End of Mar. Comparison
1	**Nomura Asset Management**	**11,541**	**-15.1%**
2	Daiwa Asset Management	7,244	-12.4%
3	Nikko Asset Management	4,474	8.5%
4	KOKUSAI ASSET MANAGEMENT	2,162	23.8%
5	UFJ Partners Asset Management	1,701	-16.3%
6	Shinko Investment Trust Management	1,646	-23.0%
7	Dai-Ichi Kangyo Asset Management	1,170	-29.0%
8	Fidelity Investments Japan	737	-6.5%
9	Goldman Sachs Investment Trust Management	554	-9.0%
10	Nissay Asset Management	524	34.3%
	Top 10 total	31,754	-10.1%
	Total	37,501	-9.1%

Source: The Investment Trusts Association, Japan

Note: Ranked by size of assets under management in public investment trusts as of end of September 2002

Analysis of Current Situation

Assets under Management – Investment Trusts

NAM's Assets under Management by Product Type (As of end of Sept. 2002)

(Millions of yen)

Public Investment Trusts	11,541,343
Stock Invesmtent Trusts	3,255,849
ETF Total	1,166,566
Bond Investment Trusts	8,285,494
Long Term Bond Investment Trust	5,004,449
Daily Accounting Funds	3,260,436
Of which MMF	1,479,550
Of which MRF	1,111,736
Of which FFF	656,396
Of which CRF	12,754


Other Bond Investment Trusts
0.2%
ETF Total
10.1%
Daily Accounting Funds
28.3%
Other Stock Investment Trusts
18.1%
Long Term Bond Investment Trust
43.4%

Analysis of Current Situation

Long Term Bond Investment Trust


Long Term Bond Investment Trust
(No.1 – No. 12)
(Trillions of yen)
7
6
5
4
3
Assets under
management
(Billions of yen)
300
200
100
0
-100
-200
-300
Sales
Repurchases
2000
2001
2002

Profit Distribution (Actual / Targeted)*

			Actual	Target
2002	Apr.	No. 4	130.95	125
	May	No. 5	130.95	125
	Jun.	No. 6	130.95	125
	Jul.	No. 7	141.38	125
	Aug.	No. 8	121.77	100
	Sept.	No. 9	135.55	100
	Oct.	No. 10	134.19	100
	Nov.	No. 11	148.87	100
	Dec.	No. 12		100
2003	Jan.	No. 1		100
	Feb.	No. 2		100
	Mar.	No. 3		100
	Apr.	No. 4		10
	May	No. 5		10
	Jun.	No. 6		10
	Jul.	No. 7		9
	Aug.	No. 8		9
	Sept.	No. 9		9
	Oct.	No. 10		9
	Nov.	No. 11		9

*Units: Yen. Profit distribution per 10,000 yen

Analysis of Current Situation

Major Daily Accounting Funds


(Billions of yen)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
MMF
MRF
FFF
FFF: 656 billion yen
MRF: 1,112 billion yen
MMF: 1,480 billion yen
Mar.
Jun.
Sept.
Dec.
Mar.
Jun.
Sept.
2001
2002

Analysis of Current Situation

Foreign Currency Bond Funds


(Billions of yen)
500
450
400
350
300
250
200
150
100
50
0
Mar.
Jun.
Sept.
Dec.
Mar.
Jun.
Sept.
Dec.
Mar.
Jun.
Sept.
2000
2001
2002
Nomura Bond & Loan Fund
Asset Backed Securities Open
U.S. Preferred Securities Open
High Yield Bond Open
Nomura Bond Income Open
Other

Note: Totals for funds with multiple courses include all courses

NOMURA

Analysis of Current Situation
Major Stock Investment Trusts


Assets under Management
(Billions of yen)
1,200
1,000
800
600
400
200
0
Nomura Japan Open
NOMURA JAPAN Stock Strategic Fund
Mar.
Jun.
Sept.
Dec.
Mar.
Jun.
Sept.
Dec.
Mar.
Jun.
Sept.
2000
2001
2002

Analysis of Current Situation

Exchange Traded Funds

NAM's ETFs

(Month end, billions of yen)

	TOPIX	Nikkei 225	TOPIX Core 30	TOPIX Electric Appliances	TOPIX Transportation Equipment	TOPIX Banks	Nikkei 300	FTSE Japan	Total	Industry Total
Sept. 2001	24	125	-	-	-	-	28	-	176	413
Dec. 2001	542	124	-	-	-	-	28	-	694	918
Mar. 2002	562	362	-	-	-	-	29	-	952	1,196
Jun. 2002	974	327	4	5	3	4	27	-	1,344	1,721
Sept. 2002	838	282	3	4	3	7	25	5	1,167	2,579


(Billions of yen)
(Millions of shares)
400
350
300
250
200
150
100
50
0
8
7
6
5
4
3
2
1
0
Nikkei 225 type ETF
Transaction volume (RHS)
Assets under management (LHS)
Jul.
Aug.
Sept.
Oct.
Nov.
Dec.
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sept.
2001
2002


(Billions of yen)
(Millions of shares)
1,200
1,000
800
600
400
200
0
30
25
20
15
10
5
0
TOPIX type ETF
Transaction volume (RHS)
Assets under management (LHS)
Jul.
Aug.
Sept.
Oct.
Nov.
Dec.
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sept.
2001
2002

Analysis of Current Situation

Investment Advisory Ranking

(Billions of yen)

	Company	Domestic Pensions	Overseas Pensions	Total
1	DLIBJ Asset Management	3,655	0	3,655
2	**Nomura Asset Management**	**2,908**	**414**	**3,323**
3	Nissay Asset Management	2,982	0	2,982
4	Daiwa SB Investments	1,805	329	2,134
5	Merrill Lynch Investment Managers	1,636	88	1,724
6	Barclays Nikko Global Investors	1,602	0	1,602
7	Nikko Asset Management	1,333	231	1,565
8	UFJ Asset Management	1,548	0	1,548
9	Mitsui Life Global Asset Management	1,527	0	1,527
10	Schroder Investment Management (Japan)	1,199	140	1,339
	Top 10 Total	20,196	1,203	21,399
	Total	36,768	29,410	39,709

Source: Newsletter on Pensions & Investment

Note: Ranked by size of assets under management in investment advisory contracts for pensions as of end of June 2002

NOMURA

Analysis of Current Situation

Assets under Investment Advisory Contracts

(Millions of yen, as of end of Sept. 2002)

		Discretionary Contracts		Non-Discretionary Contracts		Total	
		No. of Contracts	Market Value	No. of Contracts	Market Value	No. of Contracts	Market Value
Domestic	Public Pensions	16	1,486,105	0	0	16	1,486,105
	Private Pensions	347	1,298,381	0	0	347	1,298,381
	Pensions Total	363	2,784,486	0	0	363	2,784,486
	Non-Pensions	55	256,408	6	58,101	61	314,508
	Total	418	3,040,894	6	58,101	424	3,098,995
Overseas	Pensions Total	18	273,366	3	84,543	21	357,909
	Non-Pensions Total	16	70,288	23	345,183	39	415,471
	Total	34	343,654	26	429,726	60	773,381
Total		452	3,384,548	32	487,827	484	3,872,375


Non-Discretionary 13%
Discretionary 87%


Overseas Pensions 9%
Others 19%
Domestic Public Pensions 38%
Domestic Private Pensions 34%

NOMURA

Goals & Strategy

NOMURA

Goals & Strategy

- Enhance Asset Management Capability
- Enhance Distribution via Banks
- Strengthen Defined Contribution Pension Plan Business

Goals & Strategy

Enhance Asset Management Capability (1)

(1) Enhance In-house Asset Management Capability

- Asset Management Capability Enhancement Project

(2) Enhance Human Resources & Establish Efficient Business Infrastructure

- Working Group on Human Resources Enhancement
- Restructuring of system infrastructure

Goals & Strategy

Enhance Asset Management Capability (2)

(3) Focused Allocation of Management Resources

Number of NAM's Public Investment Trusts


(No. of investment trusts)
600
500
400
300
200
100
0
Bond Investment Trusts
Stock Investment Trusts
Mar. 98
Mar. 99
Mar. 00
Mar. 01
Mar. 02
Sep.02

	End of Mar. 02	End of Sept. 02	Planned Redemption 2nd Half FY Mar. 03
Stock Investment Trusts	268 (19)	270 (25)	23 (0)
Bond Investment Trusts	25 (1)	23(1)	1 (0)
Total	293 (20)	293 (26)	24 (0)

Note: ( ) = Investment trusts for defined contribution pension plans

Goals & Strategy

Enhance Distribution via Banks

- Nomura's Goal: Increase distribution of investment trusts through other financial institutions
- Utilize Nomura Group's network to expand distribution through banks

Investment Trust Distribution Amount Via Banks (Industry Total)



(Trillions of yen)
(%)
12.0
10.0
8.0
6.0
4.0
2.0
0.0
20.0
15.0
10.0
5.0
0.0
Mar.
Jun.
Sept.
Dec.
Mar.
Jun.
Sept.
Dec.
Mar.
Jun.
Sept.
2000
2001
2002
Stock investment trusts
Bond investment trusts
MMF
Percentage distribution via banks (RHS)

Goals & Strategy

Strengthen Defined Contribution Pension Plan Business

- Enhance consultation capability
- Develop competitive services
- Utilize Nomura's network and strengthen intra-Group cooperation

NOMURA

Nomura Holdings, Inc.
www.nomura.com

NOMURA

INVESTORS' DAY
Global Wholesale

Hiroshi Toda

Director

Nomura Holdings, Inc.

December 2002

NOMURA

Outline of Presentation

- Review of Segment Operating Results
- Business Strategy

NOMURA

Review of Segment Operating Results

NOMURA

Review of Segment Operating Results

Change in Income before Income Taxes by Business Line



Fixed Income
Equity
Investment Banking
Merchant Banking
(Billions of yen)
150
120
90
60
30
0
-30
126.3
31.4
83.8
11.1
47.0
13.3
32.0
11.7
(10.0)
144.5
87.8
17.7
26.6
12.3
45.5
5.8
10.1
41.1
(11.5)
FY01.3 (1/2)
FY02.3 (1H)
FY02.3 (2H)
FY03.3 (1H)

Following organizational changes in October 2001, Merchant Banking was established separately from Investment Banking. Income before income taxes for Merchant Banking in 1H FY2003.3. has been included separately from Investment Banking for reference purposes. Furthermore, revenue from Merchant Banking is included in Investment Banking for 1H FY2001.3.

Change in Income before Income Taxes by Business Line



Equity
Block Trading
Merchant Banking
PFG
Fixed Income
MTNs Foreign Currency Bonds
(Billions of yen)
150
120
90
60
30
0
-30
83.8
32.0
87.8
41.1
FY01.3(1/2)
FY02.3(1H)
FY02.3(2H)
FY03.3(1H)

Foreign Currency Bonds for Retail Investors*


(Billions of yen)
300
250
200
150
100
50
0
00/4-6
7-9
10-12
01/1-3
4-6
7-9
10-12
02/1-3
4-6
7-9

*Total offering amount lead managed by Nomura converted into yen

Growing Presence of Japanese Market


Global
Underwriting
Network
NOMURA
Strong
Sales
Network

NOMURA

Business Strategy

Basic Strategy

STEP 1. Establish Dominant Position in Japan

STEP 2. Ensure Dominant Presence in Global Business focusing on Japan

STEP 3. Emerge onto the International Stage as a Global Player

Expansion of Industry-wide Reorganization


(No. of deals)
M&A Deals Involving Japanese Companies*
2,500
2,000
1,500
1,000
500
0
93
94
95
96
97
98
99
00
01
02
Other
Industry-wide reorganization

* Figures exclude deals between financial institutions and are on a calendar year basis. Figures for 2002 are annualized
Source: Compiled by Nomura Securities Financial Research Center using data collated from newspapers and periodicals

Excess Capacity


GDP Gap & GDP Deflator
(%)
10
5
0
-5
-10
GDP deflator (y-y:%)
GDP Gap = (Actual GDP-Potential GDP)/Potential GDP×100
81
83
85
87
89
91
93
95
97
99
01

Note: Potential GDP is calculated based on the historical average capital utilization ratio, labor hours and unemployment rate. Capital utilization ratio & labor hours are calculated using trend-adjusted data.
Source: Compiled by Nomura Research Institute based on data from the Cabinet Office, Ministry of Health, Labour and Welfare, and Ministry of Public Management, Home Affairs, Posts and Telecommunications

Expansion of Industry-wide Reorganization


Program for Financial Revival
Institution for Industrial Revival
Accelerate Solution of Non-Performing Loans
Determine Over Leveraged Companies
Excess Capacity
Accelerate Industry Reorganization
Industrial Revival
Disappear
Major Industry Reorganization

Deterioration of Main Banks' Financial Strength

Outstanding Balance of NPLs*, Disposed Amount of NPLs and Latent Profit & Loss on Securities Holdings


(Trillions of yen)
Outstanding balance
Disposed amount
Latent profit & loss
25
20
15
10
5
0
-5
95.3
96.3
97.3
98.3
99.3
00.3
01.3
02.3

Source: Compiled by Nomura Securities Financial Research Center using data collated from earnings releases and financial statements (Yuka Shoken Hokokusho)

*NPL: Non-performing loans

"Main Banks" as Comprehensive Advisors


Corporate Customers
Management Advisory
Loans
Cross Shareholdings
Human Resources Supply
Main Banks
Capital Markets

Best Position


Strategic Advantage
NOMURA
Growing Customer Needs
Deterioration of Competitors' Competitive Edge

Comprehensive Advisor for Industrial Revival


Winner
Corporate Customers
Strategic Advice
Execution
Financing
Principal Finance
Follow-up
Nomura Group

Enhance Advisory Capability

Corporate Customers

Origination

- Launch Industry Coverage System
- Acquisition of Nomura Corporate Advisors
- Strategic Alliance with TWP

Execution

- Set up Consulting Team
- Set up Securitization Team
- Establish Merchant Banking as a New Business Line

NOMURA

M&A Advisory Ranking

Announced Mergers & Acquisitions, Any Japanese Involvement

1/1/2000 – 12/31/2000

Rank	Advisor
1	Goldman Sachs & Co
2	Merrill Lynch & Co Inc
3	Morgan Stanley
4	Citigroup/Salomon Smith Barney
5	Mitsubishi Tokyo Fin'l Group
6	Lehman Brothers
7	NOMURA
8	Mizuho Financial Group
9	Credit Suisse First Boston
10	JP Morgan

1/1/2001 – 12/31/2001

Rank	Advisor
1	Goldman Sachs & Co
2	Mizuho Financial Group
3	Morgan Stanley
4	JP Morgan
5	Merrill Lynch & Co Inc
6	UBS Warburg
7	Citigroup/Salomon Smith Barney
8	NOMURA
9	Credit Suisse First Boston
10	Lehman Brothers

1/1/2002 – 9/30/2002

Rank	Advisor
1	NOMURA
2	Citigroup/Salomon Smith Barney
3	Morgan Stanley
4	Mizuho Financial Group
5	Deutsche Bank AG
6	Daiwa Securities SMBC
7	Goldman Sachs & Co
8	JP Morgan
9	Arthur Andersen
10	HSBC Holdings PLC

Source: Thomson Financial

NOMURA

Symbolic Deals

M&A — Jan. 2002
Matsushita Electric Industrial Co., Ltd.
Stock for stock acquisition of affiliate companies

Strategic restructuring of affiliates

M&A — Mar. 2002
The Seiyu, Ltd.
Strategic stock acquisition by WallMart Stores Inc.

Strategic alliance and restructuring of business

M&A — Nov. 2002
Enix Corporation / Square Co., Ltd.
Merger

Growth strategy of Japanese leading computer game software company

Reorganization — Oct. 2002
Niigata Engineering Co., Ltd.
Transfer of businesses from Niigata to sponsors under corporate reorganization proceedings

Reorganization

TOB — Sep. 2002
Chugai Pharmaceutical Co., Ltd.
Strategic stock acquisition by Roche

Equity Finance — Jun. 2002
East Japan Railway Company
Global Co-ordinator & Bookrunner

Privatisation

Equity Finance — Oct. 2002
Advantest Corporation
Bookrunner

Secondary Offering

Equity Finance — Jul. 2002
Bank of China (Hong Kong)
POWL Co-ordinator

POWL

IPO — Apr. 2002
Daido Life Insurance Company
Global Co-ordinator & Bookrunner & Adviser

Demutualization & IPO

Debt Finance — Aug. 2002 , Oct. 2002
Japan Highway Public Corporation
15-year floating rate note

Securitization — Mar. 2002 , Jun. 2002
The Government Housing Loan Corporation
RMBS

Securitization — Sep. 2002
Nippon Life Insurance Company
Securitization of funds

Senior Strategic Consultant



Richard A. Gitlin

- Partner in the Financial Restructuring Group of Bingham Dana LLP
- Advisor to US State and Treasury Departments, IMF, Bank of England
- Served as either President or Chairman of INSOL International, a worldwide federation of national associations for accountants and lawyers who specialize in turnaround and solvency, the American College of Bankruptcy, the American Bankruptcy Institute and the American Bar Association.
- US bankruptcy court-appointed examiner or mediator in connection with national and international disputes, including Maxwell Communication Corporation's cross-border insolvency proceedings
- Current counsel to international bondholder committee in restructuring discussions involving Asia Pulp and Paper – the largest deal of its kind in Asia
- Advisor for the past two years to government institutions regarding business recovery in Japan

Global Player


Financial System Revival
Industrial Revival
NOMURA

NOMURA

Nomura Holdings, Inc.
www.nomura.com